SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02057997

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
SEP 1 9 2002
WASH, D.C. 154 SECTION

PE 9-1-02

For the month of September, 2002

ATI TECHNOLOGIES INC.
(Translation of Registrant's Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ________ Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No ___X___

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

INDEX

ATI Technologies Inc. fourth quarter earnings and revenue update

Monday, September 9, 2002

MARKHAM, Ontario, - ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT), a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions, today provided an update on its expected results for the fourth quarter of its 2002 fiscal year, which ended August 31, 2002.

The Company announced that its revenues for the fourth quarter are expected to be in the range of US $235 million to US $240 million, and adjusted earnings per share (EPS) are expected to be between US $0.00 and US $0.02. ATI's financial results for the fourth quarter and year-end will be announced on October 2, 2002.

The Company's revenue and adjusted EPS for the fourth quarter are expected to fall short of guidance provided in June 2002, primarily due to weakness in the personal computer market and more specifically, the notebook market.

The Company continues to expect growth in the first quarter because of the broad acceptance of its new RADEON™ 9700, line as well as the shipments of its integrated graphics products line. This growth is expected to result in a sequential, double-digit percentage increase in revenue for ATI's fiscal first quarter of 2003. Operating expense, on a percent to revenue basis, for the first quarter of 2003 should improve compared to the fourth quarter of 2002, while gross margin percentage should remain relatively steady.

"Despite continued weakness in the PC market we are pleased with the strong demand for our new products," said David Orton, President and Chief Operating Officer, ATI Technologies. "With the recent introduction of our RADEON™ 9700 for the desktop platform and the MOBIILITY™ RADEON™ 9000 for the notebook, we have taken the performance crown in visual processing solutions. We continue to gain momentum with design wins in all of our business segments and we believe this momentum will translate into market share gains. ATI has the strongest product line-up in its history, and is very well positioned to outperform the PC market in 2003."

Forward-looking Statements and Uncertainties

Certain statements in this press release constitute "forward-looking statements." When used in this press release, words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "suggests," and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties that are outlined in this press release and in the Company's 2001 Annual Report and Annual Information Form. As a result of these risks and uncertainties, the Company's operating results and common share price may be subject to significant volatility, particularly on a quarterly basis. For example, the markets for the Company's products are characterized by changing market conditions, frequent new product introductions, seasonal and variable demand and rapid technology changes. Other factors that could cause the Company's results to vary include, but are not limited to, lack of anticipated growth in the demand for PCs, gaming consoles and consumer electronic devices in which the Company's products are incorporated, reductions in the Company's average selling prices for its products due to competitive pressures and other factors, the introduction of new products by the Company's competitors which render the Company's products non-competitive, delays encountered by the Company in developing new products or enhancements, including integrated graphics and core logic components, in the time frame required by its customers, delays in manufacturing or unfavourable manufacturing yields experienced by the Company's independent foundries, unexpected variances in material costs, including silicon wafer, memory and printed circuit boards, and constraints on the supply of components utilized in the Company's products and in the PC industry generally. These risks and uncertainties could cause or contribute to actual results that are materially different from those anticipated or experienced in the past. Additional information concerning factors that could cause the Company's financial results to fluctuate is contained in the Company's filings with Canadian

and U.S. securities regulatory authorities. ATI disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

About ATI Technologies

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost visual processor unit (VPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets. With 2001 revenues in excess of US $1 billion, ATI has more than 1,900 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Contact Information

For media or industry analyst support, visit our Web site at http://www.ati.com **.**

Other ATI Contacts:
Anne Ferguson, Acting Public Relations Manager, BenchMark Porter Novelli, at (416) 422-7154 or aferguson@bmporternovelli.com

Allison Mudge, Public Relations Manager, BenchMark Porter Novelli, at (416) 422-7153 or amudge@bmporternovelli.com

For investor relations support, please contact:
Janet Craig, Director, Investor Relations, ATI Technologies Inc., at (905) 882-2600, Ext. 2631 or jcraig@ati.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.



Date: September 16, 2002

By: ______________________________

Name: Terry Nickerson
Title: Senior Vice-President, Finance and Chief Financial Officer